Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for the Second Quarter

and First Six Months of Fiscal Year 2017

— Net sales increase 16% to a record $9.9 million, EPS $0.02 vs. $0.00 —

KAILUA KONA, Hawaii (November 10, 2016) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, today announced financial results for the second quarter and first six months of fiscal year 2017, ended September 30, 2016.

Second Quarter 2017

For the second quarter of fiscal year 2017 compared to the second quarter of fiscal year 2016, net sales were a record $9,862,000 compared to $8,516,000, an increase of 16%. Gross profit was $3,885,000, with gross profit margin of 39.4%, compared to gross profit of $3,100,000 and gross profit margin of 36.4%. Operating income was $247,000 compared to operating loss of ($139,000). Net income was $99,000 or $0.02 per diluted share, compared to net income of $14,000 or $0.00 per diluted share.

Commenting on the second quarter of fiscal 2017 results (changes shown vs. the second quarter of fiscal 2016), Gerry Cysewski, Ph.D., Cyanotech’s President and CEO, noted:

“Net sales growth of 16% was driven by an 18% increase in sales of our packaged products and an 8% increase in sales of our bulk products. Growth in our packaged products was primarily due to our Costco expansion. During this quarter, BioAstin expanded into an additional 64 warehouse stores in Costco’s Northwest region and now is available in 252 Costco warehouses, or roughly 52% of their domestic total.

“We are also seeing strong increases in our sales of bulk spirulina, due to higher international demand.

“Gross profit margin increased by 3 percentage points due to a reduction of promotional discounts and lower cost per unit of spirulina resulting from higher production compared to last year.

“Operating expenses increased by $399,000, driven by an increase in legal costs of $761,000 related primarily to an ongoing litigation matter, offset mainly by a decrease of $176,000 in auditing fees and a decrease of $146,000 in advertising spending.”

Please review the Company’s Form 10-Q for the quarter ended September 30, 2016 for more detailed information.

Six Months ended September 30, 2016
For the six months ended September 30, 2016 compared to the six months ended September 30, 2015, net sales were $17,184,000 compared to $16,110,000, an increase of 6.7%. Gross profit was $6,706,000, with gross profit margin of 39.0%, compared to gross profit of $6,024,000 and gross profit margin of 37.4%. Net loss was ($592,000) or ($0.10) per diluted share, compared to net loss of ($91,000) or ($0.02) per diluted share.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Trailing 12 Months ended September 30, 2016

For the trailing 12 months ended September 30, 2016 compared to the trailing 12 months ended September 30, 2015, net sales were $32,914,000 compared to $34,348,000, a decrease of 4.2%. Gross profit was $12,548,000, with gross profit margin of 38.1%, compared to gross profit of $13,496,000 and gross profit margin of 39.3%. Pretax loss was ($1,275,000) compared to pretax income of $721,000, and net loss was ($4,896,000) or ($0.87) per diluted share, compared to net income of $202,000 or $0.04 per diluted share.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology, produces BioAstin® Natural Astaxanthin and Hawaiian Spirulina Pacifica®—all natural, functional nutrients that leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. Cyanotech's Spirulina products offer complete nutrition, and augment energy and immune response. They are FDA-reviewed and accepted as Generally Recognized as Safe (GRAS) for use in food products. BioAstin's superior antioxidant activity and ability to support and maintain a natural anti-inflammatory response enhance skin, muscle and joint health. All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to nutritional supplement, nutraceutical and cosmeceutical manufacturers and marketers. Visit www.cyanotech.com for more information.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

(Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended September 30, 2016, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.)

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)

(Unaudited)

	September 30, 2016	March 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$2,055	$1,240
Accounts receivable, net of allowance for doubtful accounts of $49 at September 30, 2016 and $136 at March 31, 2016	3,053	2,983
Inventories, net	7,459	7,856
Deferred tax assets	74	74
Prepaid expenses and other current assets	761	502
Total current assets	13,402	12,655

Equipment and leasehold improvements, net	17,145	17,796
Other assets	374	392
Total assets	$30,921	$30,843

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$611	$—
Current maturities of long-term debt	605	574
Customer deposits	50	117
Accounts payable	4,184	4,000
Accrued expenses	1,503	1,430
Total current liabilities	6,953	6,121

Long-term debt, net	6,549	6,790
Deferred tax liabilities	74	74
Deferred rent	38	30
Total liabilities	13,614	13,015

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, shares authorized 50,000,000; 5,668,881 shares issued and outstanding at September 30, 2016 and 5,599,797 shares at March 31, 2016	113	112
Additional paid-in capital	31,656	31,585
Accumulated deficit	(14,462)	(13,869)
Total stockholders’ equity	17,307	17,828

Total liabilities and stockholders’ equity	$30,921	$30,843

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2016	2015	2016	2015

NET SALES	$9,862	$8,516	$17,184	$16,110
COST OF SALES	5,977	5,416	10,478	10,086
Gross profit	3,885	3,100	6,706	6,024

OPERATING EXPENSES:
General and administrative	2,032	1,486	3,739	2,696
Sales and marketing	1,470	1,616	3,025	3,348
Research and development	152	166	318	343
Gain on disposal of equipment and leasehold improvements	(16)	(29)	(13)	(29)
Total operating expenses	3,638	3,239	7,069	6,358

Income (loss) from operations	247	(139)	(363)	(334)

Interest expense, net	(122)	(51)	(253)	(75)

Income (loss) before income tax	125	(190)	(616)	(409)

INCOME TAX EXPENSE (BENEFIT)	26	(204)	(24)	(318)

NET INCOME (LOSS)	$99	$14	$(592)	$(91)

NET INCOME (LOSS) PER SHARE:
Basic	$0.02	$0.00	$(0.10)	$(0.02)
Diluted	$0.02	$0.00	$(0.10)	$(0.02)

SHARES USED IN CALCULATION OF NET INCOME (LOSS) PER SHARE:
Basic	5,657	5,568	5,645	5,566
Diluted	5,727	6,047	5,645	5,566

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com